EXHIBIT 99.1
For Immediate Release 20-1-TR	Date:	January 8, 2020

Teck and Ridley Terminals Announce Agreement

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) announced today an expanded commercial agreement with Ridley Terminals Inc. (RTI) for shipments of steelmaking coal from Teck’s British Columbia operations.

The agreement runs from January 2021 to December 2027, and increases contracted capacity from 3 million tonnes per annum (Mtpa) to 6 Mtpa with an option for Teck to extend up to 9 Mtpa. This will enable Teck to increase its shipment volumes through the Ridley terminal to provide greater flexibility and improved performance within its overall steelmaking coal supply chain.

"This agreement with Ridley Terminals, in combination with upgrades underway at our Neptune Terminal and our recent agreement with CN, will contribute to improved overall performance throughout our steelmaking coal supply chain,” said Don Lindsay, President and CEO of Teck. “We are looking forward to building on our strong working relationship with RTI and new principal owners Riverstone-AMCI to safely and efficiently transport our product to customers.”

“Teck is a long time, valued customer of RTI,” said Marc Dulude, President and COO of Ridley Terminals Inc. “This agreement further solidifies our strong relationship and demonstrates our commitment to our customers to provide fast, efficient, and reliable service. RTI is proud to be a part of Teck’s long term development plan and vision.”

The terms of the agreement are confidential.

Forward-Looking Statements - Teck
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as "expects", "intends", "is expected", "potential" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur, or be achieved. Forward-looking statements include statements regarding increased shipment volumes through Ridley terminal, and expected greater flexibility and improvement in overall performance throughout Teck's steelmaking coal supply chain.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, operational difficulties including those caused by inclement weather, failures in performance of other logistics providers, including rail service providers to Ridley terminal, unplanned disruptions in transportation and terminal services, changes in general economic conditions, permitting issues or changes in laws or regulations, failures in performance by contractual counterparties, and other risk factors as detailed from time to time in Teck's reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Ridley Terminals Inc. Media Contact:
Michelle Bryant-Gravelle
Corporate Affairs Manager
250.627.3585
mbryant@rti.ca